Brett D. White (650) 843-5191 whitebd@cooley.com	VIA EDGAR

October 16, 2008

H. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Gran Tierra Energy Inc.
Registration Statement on Form S-3
File No. 333-153376
Filed September 9, 2008

Dear Mr. Schwall:

Attached on behalf of Gran Tierra Energy Inc. (“Gran Tierra”), pursuant to the request of Sean Donahue of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), are the pages of proposed changes to the above-referenced registration statement that were sent by facsimile transmission to the Staff on October 15, 2008.

Please call me at (650) 843-5191 should you have any questions regarding this matter.

Sincerely,

/s/ Brett White

Brett White

Attachment

cc:	Dana Coffield, Chief Executive Officer and President, Gran Tierra Energy Inc.
Martin Eden, Chief Financial Officer, Gran Tierra Energy Inc.
Nancy Wojtas, Cooley Godward Kronish LLP

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***   TX REPORT   ***
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TRANSMISSION OK

TX/RX NO                 0210
RECIPIENT ADDRESS        #115912027729368
DESTINATION ID
ST. TIME                 10/15 11:29
TIME USE                 03'27
PAGES SENT                11
RESULT                   OK
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Cooley
GODWARD KRONISH LLP

FACSIMILE

CONFIDENTIAL PHRASES

TO:	**Phone Number:**	**Fax Number:**
Mr. Timothy Levenberg Mr. Sean Donahue	202 551-3579	202 772-9368

FROM:

Aaron M. Pomeroy	
Sender's Direct Line:	(720) 566-4108
Reply Fax Number:	(720) 566-4099
Total Pages Including Cover:	

DELIVERY:

DATE: October 15, 2008

RE: Potential Changes to GTE S 3

COMMENTS:

Tim/Sean,

Attached is a redline showing potential changes to the "no opinion" version of the Gran Tierra Energy S 3 that I sent you this morning. If (and only if) time permits we would like to discuss these changes with you, assuming we in fact end up going with the "no opinion" version of the disclosure.

If these changes would cause any delay with respect to our approval today we will withdraw them. We believe these changes are clean up changes that may help the reader but again, if reviewing or implementing these changes would prevent us from obtaining approval today please disregard (or if you disagree with these changes).

Revisions for SEC Review 10.15.2008

POTENTIAL MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE RETRACTION, REDEMPTION OR PURCHASE OF EXCHANGEABLE SHARES

This discussion of potential material U.S. federal income tax consequences is not, and should not be construed as, a representation as to the tax consequences of a retraction, redemption or purchase of exchangeable shares.

There is no direct authority under current U.S. federal income tax law ~~regarding the characterization of~~on whether exchangeable shares should be treated as shares of Exchangeco or shares of Gran Tierra common stock for U.S. federal income tax purposes. Accordingly, Gran Tierra is not able to obtain an opinion of counsel as to whether a retraction, redemption or purchase transaction in which exchangeable shares are exchanged for shares of Gran Tierra common stock will be treated as a taxable ~~event~~exchange for U.S. federal income tax purposes and no representation is being made regarding the U.S. federal income tax consequences to holders of exchangeable shares who exchange their exchangeable shares for shares of Gran Tierra common stock in a retraction (a voluntary exchange initiated by a holder of exchangeable shares), redemption (an exchange initiated by Exchangeco to redeem the exchangeable shares) or purchase (a purchase of exchangeable shares by Exchangeco for cancellation) pursuant to the terms set forth in the Provisions Attaching to the Exchangeable Shares (Schedule A in the Plan of Arrangement). ~~Holders~~ Each holder of exchangeable shares should consider that the tax consequences of a retraction, redemption or purchase transaction may be adverse to that holder based on ~~a~~the holder's particular circumstances. ~~For example, it may be prudent for a U.S. Holder to assume that any gain inherent in the holder's exchangeable shares will be required to be recognized (or conversely that any taxable loss inherent in the holder's exchangeable shares will not be recognized) on a retraction, redemption or purchase of exchangeable shares.~~

This discussion does not address any tax consequences arising under the income or other tax laws of any state, local or foreign jurisdiction or any tax treaties. It is based on the Internal Revenue Code of 1986, as amended, or the Code, applicable Treasury Regulations, and administrative and judicial interpretations thereof, each as in effect as of the date hereof, all of which may change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions discussed below and the tax consequences of a retraction, redemption or purchase transaction.

This discussion assumes that holders of exchangeable shares hold their shares as capital assets. Except as expressly indicated, this discussion does not address the consequences of a retraction, or redemption or purchase transaction to any person that is not a U.S. Holder as defined below. This discussion does not address all tax consequences that may be relevant to particular holders in light of their individual circumstances, or the tax consequences to holders subject to special tax rules, including, without limitation:

- banks, insurance companies and other financial institutions;
- broker-dealers;
- traders;
- tax-exempt organizations;
- persons who are or will be subject to the alternative minimum tax;
- persons who will hold exchangeable shares as a position in a "straddle" or as part of a hedging,"

"conversion" or other risk reduction transaction;

- persons that have a functional currency other than the U.S. dollar;
- persons who own, or are deemed to own, 10% or more, determined by voting power or value, of the exchangeable shares;
- persons who acquire their exchangeable shares in exchange for Solano common shares that were acquired through share option or share purchase programs or other compensation arrangements; and
- any person that will hold its exchangeable shares through a partnership or other pass-through entity.

No ruling has been or will be sought from the Internal Revenue Service as to the tax consequences of a retraction, redemption or purchase transaction, and . This discussion is not a representation as to the tax consequences of a retraction, redemption or purchase transaction nor is it binding on the Internal Revenue Service or the courts. There is a material risk that the Internal Revenue Service could adopt a position that is adverse to a U.S. holder of exchangeable shares and any adversethat the Internal Revenue Service's position could be sustained by a court.

We urge each person who will become a holder of exchangeable shares to consult his or her own tax advisor regarding the U.S. federal income and other tax consequences of a retraction, redemption or purchase transaction to such holder as the tax consequences of a retraction, redemption or purchase may be adverse.

For purposes of this discussion, a "U.S. Holder" means a person who will become a holder of exchangeable shares that is:

- a citizen or resident of the United States;
- a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any State or the District of Columbia;
- an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
- a trust if it has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or if a U.S. court can exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of its substantial decisions.

A "Non-U.S. Holder" is a holder other than a U.S. Holder.

If a partnership or other pass-through entity holds exchangeable shares, the tax treatment of a member of the partnership or other pass-through entity will depend upon the status of the member and the activities of the partnership or other entity. Partnerships and other pass-through entities holding exchangeable shares and their owners, should consult their tax advisors regarding the tax consequences of a retraction, redemption or purchase transaction to them.

Material U.S. Federal Income Tax Consequences if the Retraction, Redemption or Purchase Transaction is not a Taxable EventTreatment of the Exchangeable Shares for U.S. Federal Income Tax Purposes

The U.S. federal income tax consequences of a retraction, redemption or purchase transaction to U.S. Holders will depend on whether the exchangeable shares together with their ancillary rights are treated as shares of Exchangeco stock or shares of Gran Tierra common stock for U.S. federal income tax purposes. The exchangeable shares and their ancillary rights will be substantially equivalent to shares of Gran Tierra common stock because the exchangeable shares will (i) have economic rights (e.g., the right to dividends and liquidating distributions) and legal rights (e.g., voting rights) that are substantially similar to the economic and legal rights of shares of Gran Tierra common stock, and (ii) be allowed to convert, or forced to convert under certain circumstances (e.g., the liquidation of Exchangeco or the passage of five years from the closing of the arrangement) into shares of Gran Tierra common stock at a price that will result in a holder receiving the same number of shares of Gran Tierra common stock (adjusted for stock splits and stock dividends) that the holder would have received at the time the arrangement was closed had the holder exchanged Solano Shares for shares of Gran Tierra common stock in accordance with terms of the arrangement agreement.

No representation is made regardingand none is intended in this discussion as to whether the exchangeable shares will be treated as shares of Exchangeco stock or shares of Gran Tierra common stock for U.S. federal income tax purposes.

Material U.S. Federal Income Tax Consequences if the Retraction, Redemption or Purchase Transaction is not a Taxable Transaction for U.S. Federal Income Tax Purposes

For U.S. Holders, If the exchangeable shares and their ancillary rights are treated as shares of Gran Tierra common stock for U.S. federal income tax purposes, a retraction, redemption or purchase transaction (in which exchangeable shares are exchanged for shares of Gran Tierra common stock) should not be a taxable event and notransaction in which gain or loss should be recognized for U.S. federal income tax purposes.For Non-U.S. Holders, if the exchangeable shares are treated as shares of Gran Tierra common stock for U.S. federal income tax purposes, a retraction, redemption or purchase transaction should not be a taxable transaction and no gain or loss should be recognized for U.S. federal income tax purposes.

*Material U.S. Federal Income Tax Consequences if the Retraction, Redemption or Purchase Transaction is a Taxable Event for U.S. Federal Income Tax Purposes*is recognized by a U.S. Holder or a Non-U.S. Holder for U.S. federal income tax purposes.

Material U.S. Federal Income Tax Consequences if the Retraction, Redemption or Purchase Transaction is a Taxable Transaction for U.S. Federal Income Tax Purposes

U.S. Holders. If the exchangeable shares and their ancillary rights are *not* treated as shares of Gran Tierra common stock for U.S. federal income tax purposes, then subject to the discussion below in the section entitled "Passive Foreign Investment Companies", for U.S. Holders a retraction, redemption or purchase transaction will generally have the following tax consequences for a U.S. Holder:

- The U.S. Holder will recognize Capital gain or loss will be recognized equal to the difference between (i) the fair market value of the shares of Gran Tierra common stock received and (ii) the U.S. Holder's adjusted tax basis in the exchangeable shares surrendered;

- The aggregate tax basis in the shares of Gran Tierra common stock received by the U.S. Holder will generally equal the fair market value of such shares; and

- The holding period in the shares of Gran Tierra common stock received by the U.S. Holder will begin the day after the retraction, redemption or purchase transaction.

Gain or loss recognized will be long-term capital gain or loss if the U.S. Holder's holding period for the exchangeable shares surrendered exceeds one year on the day of the retraction, redemption or purchase transaction. The recognition and the deductibility of a capital losses areloss may be subject to limitations. U.S. Holders who acquired multiple blocks of exchangeable shares at different prices or

different times should consult their tax advisors concerning the allocation of basis and holding period among such shares. ~~No representation is made regarding whether the exchangeable shares will be treated as shares of Exchangeco stock or shares of Gran Tierra common stock.~~

~~For~~ *Non-U.S. Holders*~~.~~. If the exchangeable shares and their ancillary rights are *not* treated as shares of Exchangeco stock for U.S. federal income tax purposes, gain or loss should be recognized by a Non-U.S. Holder on a retraction, redemption or purchase transaction. A Non-U.S. Holder generally will not be subject to U.S. federal income tax on ~~gain recognized on the exchange of exchangeable shares for shares of Gran Tierra common stock~~such gain, and will not include gain or loss recognized on a retraction, redemption or purchase transaction in gross income, unless (i) the gain or loss is effectively connected with a trade or business conducted by ~~such~~the Non-U.S. Holder in the United States, or (ii) ~~in the case of a~~ Non-U.S. Holder ~~who~~ is a non resident alien individual~~, such individual~~ who is present in the United States for 183 or more days in the taxable year of the ~~disposition~~retraction, redemption or purchase transaction and certain other conditions are met. The recognition and the deductibility of a capital loss may be subject to limitations.

If you are a Non-U.S. Holder with gain described in (i) above, you may be required to pay tax on ~~the net~~ gain derived from the exchange at regular graduated U.S. federal income tax rates, and corporate Non-U.S. Holders with gain described in (i) above may be subject to the branch profits tax at a statutory rate of 30%. If you are an individual Non-U.S. Holder described in (ii) above, you may be required to pay a flat 30% tax on gain derived from the exchange.

Passive Foreign Investment Companies

If exchangeable shares held by a U.S. Holder are treated as shares of Exchangeco stock and as shares of a "passive foreign investment company", gain recognized on the retraction, redemption or purchase of exchangeable shares should be taxed under the passive foreign investment company "excess distribution regime," unless the U.S. Holder made a timely "qualified electing fund" election or "mark-to-market" election. Under the excess distribution regime, federal income tax on gain recognized would be calculated by allocating the gain ratably to each day in the U.S. Holder's holding period. Gain allocated to years preceding the first year in which Exchangeco was a passive foreign investment company in the U.S. Holder's holding period and gain allocated to the year in which the retraction, redemption or purchase of the shares occurred, would be treated as gain arising in the such year and taxed as ordinary income. Gain allocated to all other years would be taxed at the highest ordinary income tax rate in effect for each of those years. Interest would be calculated and added to the tax due as if the tax was due and payable with the tax returns filed by the U.S. Holder for those years.

Exchangeco will be classified as a passive foreign investment company for any taxable year in which either: (a) 75 percent or more of its gross income was passive income; or (b) 50 percent or more of the value of its average assets consisted of assets that produced, or were held for the production of, passive income (passive assets for this purpose includes cash and cash equivalents held as working capital). Subject to certain limited exceptions, exchangeable shares held by a U.S. Holder at any time during a taxable year in which Exchangeco is a passive foreign investment company will be treated as shares of a passive foreign investment company in the hands of the holder for all subsequent years even though Exchangeco does not meet the gross income or passive asset thresholds necessary to be classified as a passive foreign investment company in a subsequent year. Based on current estimates of Exchangeco's gross income and gross assets and the nature of its business, Exchangeco believes it will not be classified as a passive foreign investment company in the current year. The status of Exchangeco in future years however, will depend on its income, assets and activities in those years.

The passive foreign investment company rules are extremely complex and could, if they apply, have significant adverse effects on the taxation of gains recognized by a U.S. Holder. Accordingly, U.S. Holders are strongly urged to consult their tax advisors to determine the potential application of the passive foreign investment company rules to their particular circumstances and any elections available for alternative treatment under such rules.

U.S. Holders of exchangeable shares should consider that the U.S. Internal Revenue Service may assert and prevail with a position that is adverse to the position taken by a U.S. Holder. For example, it may be prudent for U.S. Holders that would be subject to U.S. federal income tax on any gain inherent in their exchangeable shares to assume that a retraction, redemption or purchase transaction will be a taxable event. Conversely, U.S. Holders that would recognize a loss for U.S. federal income tax purposes if a redemption, retraction or purchase transaction is a taxable event should consider that their disposition of exchangeable shares may not be a taxable event and no losses will be recognized.

Information Reporting Requirements and Backup Withholding

Pursuant to tax treaties or certain other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in a taxpayer's country of residence.

Certain noncorporate holders of exchangeable shares may be subject to backup withholding, currently at a 28% rate, on amounts received pursuant to a retraction, redemption or purchase transaction. Backup withholding generally will not apply, however, to a holder of exchangeable shares who:

- furnishes a correct taxpayer identification number and certifies that he, she or it is not subject to backup withholding on the substitute Internal Revenue Service Form W-9 (or successor form) included in the letter of transmittal to be delivered to the holders of exchangeable shares following a retraction, redemption or purchase transaction;
- provides a certification of foreign status on Internal Revenue Service Form W-8BEN or other appropriate form; or
- is otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules may be eligible for a refund or allowed as a credit against a holder's U.S. federal income tax liability, provided the holder furnishes the required information to the Internal Revenue Service.

EACH HOLDER OF EXCHANGEABLE SHARES IS ENCOURAGED TO CONSULT ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES OF A RETRACTION, REDEMPTION OR PURCHASE TRANSACTION, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR NON-U.S. TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

Revisions for SEC Review 10.15.2008

POTENTIAL MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE RETRACTION, REDEMPTION OR PURCHASE OF EXCHANGEABLE SHARES

This discussion of potential material U.S. federal income tax consequences is not, and should not be construed as, a representation as to the tax consequences of a retraction, redemption or purchase of exchangeable shares.

There is no direct authority under current U.S. federal income tax law on whether exchangeable shares should be treated as shares of Exchangeco or shares of Gran Tierra common stock for U.S. federal income tax purposes. Accordingly, Gran Tierra is not able to obtain an opinion of counsel as to whether a retraction, redemption or purchase transaction in which exchangeable shares are exchanged for shares of Gran Tierra common stock will be treated as a taxable echange for U.S. federal income tax purposes and no representation is being made regarding the U.S. federal income tax consequences to holders of exchangeable shares who exchange their exchangeable shares for shares of Gran Tierra common stock in a retraction (a voluntary exchange initiated by a holder of exchangeable shares), redemption (an exchange initiated by Exchangeco to redeem the exchangeable shares) or purchase (a purchase of exchangeable shares by Exchangeco for cancellation) pursuant to the terms set forth in the Provisions Attaching to the Exchangeable Shares (Schedule A in the Plan of Arrangement). Each holder of exchangeable shares should consider that the tax consequences of a retraction, redemption or purchase transaction may be adverse to that holder based on the holder's particular circumstances.

This discussion does not address any tax consequences arising under the income or other tax laws of any state, local or foreign jurisdiction or any tax treaties. It is based on the Internal Revenue Code of 1986, as amended, or the Code, applicable Treasury Regulations, and administrative and judicial interpretations thereof, each as in effect as of the date hereof, all of which may change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions discussed below and the tax consequences of a retraction, redemption or purchase transaction.

This discussion assumes that holders of exchangeable shares hold their shares as capital assets. Except as expressly indicated, this discussion does not address the consequences of a retraction, or redemption or purchase transaction to any person that is not a U.S. Holder as defined below. This discussion does not address all tax consequences that may be relevant to particular holders in light of their individual circumstances, or the tax consequences to holders subject to special tax rules, including, without limitation:

- banks, insurance companies and other financial institutions;
- broker-dealers;
- traders;
- tax-exempt organizations;
- persons who are or will be subject to the alternative minimum tax;
- persons who will hold exchangeable shares as a position in a "straddle" or as part of a hedging," "conversion" or other risk reduction transaction;
- persons that have a functional currency other than the U.S. dollar;

- persons who own, or are deemed to own, 10% or more, determined by voting power or value, of the exchangeable shares;
- persons who acquire their exchangeable shares in exchange for Solano common shares that were acquired through share option or share purchase programs or other compensation arrangements; and
- any person that will hold its exchangeable shares through a partnership or other pass-through entity.

No ruling has been or will be sought from the Internal Revenue Service as to the tax consequences of a retraction, redemption or purchase transaction. This discussion is not a representation as to the tax consequences of a retraction, redemption or purchase transaction nor is it binding on the Internal Revenue Service or the courts. There is a material risk that the Internal Revenue Service could adopt a position adverse to a holder of exchangeable shares and that the Internal Revenue Service's position could be sustained by a court.

We urge each person who will become a holder of exchangeable shares to consult his or her own tax advisor regarding the U.S. federal income and other tax consequences of a retraction, redemption or purchase transaction to such holder as the tax consequences of a retraction, redemption or purchase may be adverse.

For purposes of this discussion, a "U.S. Holder" means a person who will become a holder of exchangeable shares that is:

- a citizen or resident of the United States;
- a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any State or the District of Columbia;
- an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
- a trust if it has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or if a U.S. court can exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of its substantial decisions.

A "Non-U.S. Holder" is a holder other than a U.S. Holder.

If a partnership or other pass-through entity holds exchangeable shares, the tax treatment of a member of the partnership or other pass-through entity will depend upon the status of the member and the activities of the partnership or other entity. Partnerships and other pass-through entities holding exchangeable shares and their owners, should consult their tax advisors regarding the tax consequences of a retraction, redemption or purchase transaction to them.

Treatment of the Exchangeable Shares for U.S. Federal Income Tax Purposes

The U.S. federal income tax consequences of a retraction, redemption or purchase transaction will depend on whether the exchangeable shares together with their ancillary rights are treated as shares of Exchangeco stock or shares of Gran Tierra common stock for U.S. federal income tax purposes. The exchangeable shares and their ancillary rights will be substantially equivalent to shares of Gran Tierra common stock because the exchangeable shares will (i) have economic rights (e.g., the right to dividends and liquidating distributions) and legal rights (e.g., voting rights) that are substantially similar to the economic and legal rights of shares of Gran Tierra common stock, and (ii) be allowed to convert, or forced

to convert under certain circumstances (e.g., the liquidation of Exchangeco or the passage of five years from the closing of the arrangement) into shares of Gran Tierra common stock at a price that will result in a holder receiving the same number of shares of Gran Tierra common stock (adjusted for stock splits and stock dividends) that the holder would have received at the time the arrangement was closed had the holder exchanged Solano Shares for shares of Gran Tierra common stock in accordance with terms of the arrangement agreement.

No representation is made and none is intended in this discussion as to whether the exchangeable shares will be treated as shares of Exchangeco stock or shares of Gran Tierra common stock for U.S. federal income tax purposes.

Material U.S. Federal Income Tax Consequences if the Retraction, Redemption or Purchase Transaction is not a Taxable Transaction for U.S. Federal Income Tax Purposes

If the exchangeable shares and their ancillary rights are treated as shares of Gran Tierra common stock for U.S. federal income tax purposes, a retraction, redemption or purchase transaction (in which exchangeable shares are exchanged for shares of Gran Tierra common stock) should not be a taxable transaction in which gain or loss is recognized by a U.S. Holder or a Non-U.S. Holder for U.S. federal income tax purposes.

Material U.S. Federal Income Tax Consequences if the Retraction, Redemption or Purchase Transaction is a Taxable Transaction for U.S. Federal Income Tax Purposes

U.S. Holders. If the exchangeable shares and their ancillary rights are *not* treated as shares of Gran Tierra common stock for U.S. federal income tax purposes, then subject to the discussion below in the section entitled "Passive Foreign Investment Companies", a retraction, redemption or purchase transaction will generally have the following tax consequences for a U.S. Holder:

- Capital gain or loss will be recognized equal to the difference between (i) the fair market value of the shares of Gran Tierra common stock received and (ii) the U.S. Holder's adjusted tax basis in the exchangeable shares surrendered;

- The aggregate tax basis in the shares of Gran Tierra common stock received will generally equal the fair market value of such shares; and

- The holding period in the shares of Gran Tierra common stock received will begin the day after the retraction, redemption or purchase transaction.

Gain or loss recognized will be long-term capital gain or loss if the U.S. Holder's holding period for the exchangeable shares surrendered exceeds one year on the day of the retraction, redemption or purchase transaction. The recognition and the deductibility of a capital loss may be subject to limitations. U.S. Holders who acquired multiple blocks of exchangeable shares at different prices or different times should consult their tax advisors concerning the allocation of basis and holding period among such shares.

Non-U.S. Holders. If the exchangeable shares and their ancillary rights are *not* treated as shares of Exchangeco stock for U.S. federal income tax purposes, gain or loss should be recognized by a Non-U.S. Holder on a retraction, redemption or purchase transaction. A Non-U.S. Holder generally will not be subject to U.S. federal income tax on such gain, and will not include gain or loss recognized on a retraction, redemption or purchase transaction in gross income, unless (i) the gain or loss is effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States, or (ii) the Non-U.S. Holder is a non resident alien individual who is present in the United States for 183 or more days in the taxable year of the retraction, redemption or purchase transaction and certain other conditions are met. The recognition and the deductibility of a capital loss may be subject to limitations.

If you are a Non-U.S. Holder with gain described in (i) above, you may be required to pay tax on gain derived from the exchange at regular graduated U.S. federal income tax rates, and corporate Non-U.S. Holders with gain described in (i) above may be subject to the branch profits tax at a statutory rate of 30%. If you are an individual Non-U.S. Holder described in (ii) above, you may be required to pay a flat 30% tax on gain derived from the exchange.

Passive Foreign Investment Companies

If exchangeable shares held by a U.S. Holder are treated as shares of Exchangeco stock and as shares of a "passive foreign investment company", gain recognized on the retraction, redemption or purchase of exchangeable shares should be taxed under the passive foreign investment company "excess distribution regime," unless the U.S. Holder made a timely "qualified electing fund" election or "mark-to-market" election. Under the excess distribution regime, federal income tax on gain recognized would be calculated by allocating the gain ratably to each day in the U.S. Holder's holding period. Gain allocated to years preceding the first year in which Exchangeco was a passive foreign investment company in the U.S. Holder's holding period and gain allocated to the year in which the retraction, redemption or purchase of the shares occurred, would be treated as gain arising in the such year and taxed as ordinary income. Gain allocated to all other years would be taxed at the highest ordinary income tax rate in effect for each of those years. Interest would be calculated and added to the tax due as if the tax was due and payable with the tax returns filed by the U.S. Holder for those years.

Exchangeco will be classified as a passive foreign investment company for any taxable year in which either: (a) 75 percent or more of its gross income was passive income; or (b) 50 percent or more of the value of its average assets consisted of assets that produced, or were held for the production of, passive income (passive assets for this purpose includes cash and cash equivalents held as working capital). Subject to certain limited exceptions, exchangeable shares held by a U.S. Holder at any time during a taxable year in which Exchangeco is a passive foreign investment company will be treated as shares of a passive foreign investment company in the hands of the holder for all subsequent years even though Exchangeco does not meet the gross income or passive asset thresholds necessary to be classified as a passive foreign investment company in a subsequent year. Based on current estimates of Exchangeco's gross income and gross assets and the nature of its business, Exchangeco believes it will not be classified as a passive foreign investment company in the current year. The status of Exchangeco in future years however, will depend on its income, assets and activities in those years.

The passive foreign investment company rules are extremely complex and could, if they apply, have significant adverse effects on the taxation of gains recognized by a U.S. Holder. Accordingly, U.S. Holders are strongly urged to consult their tax advisors to determine the potential application of the passive foreign investment company rules to their particular circumstances and any elections available for alternative treatment under such rules.

Information Reporting Requirements and Backup Withholding

Pursuant to tax treaties or certain other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in a taxpayer's country of residence.

Certain noncorporate holders of exchangeable shares may be subject to backup withholding, currently at a 28% rate, on amounts received pursuant to a retraction, redemption or purchase transaction. Backup withholding generally will not apply, however, to a holder of exchangeable shares who:

- furnishes a correct taxpayer identification number and certifies that he, she or it is not subject to backup withholding on the substitute Internal Revenue Service Form W-9 (or successor form) included in the letter of transmittal to be delivered to the holders of exchangeable shares following a retraction, redemption or purchase transaction;
- provides a certification of foreign status on Internal Revenue Service Form W-8BEN or other

appropriate form; or

- is otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules may be eligible for a refund or allowed as a credit against a holder's U.S. federal income tax liability, provided the holder furnishes the required information to the Internal Revenue Service.

EACH HOLDER OF EXCHANGEABLE SHARES IS ENCOURAGED TO CONSULT ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES OF A RETRACTION, REDEMPTION OR PURCHASE TRANSACTION, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR NON-U.S. TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

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*** TX REPORT ***
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TRANSMISSION OK

TX/RX NO	1327
RECIPIENT ADDRESS	#221912027729368
DESTINATION ID	
ST. TIME	10/15 07:21
TIME USE	05'38
PAGES SENT	14
RESULT	OK

Cooley
GODWARD KRONISH LLP

FACSIMILE

CONFIDENTIAL PHRASES

TO:	**Phone Number:**	**Fax Number:**
Mr. Timothy Levenberg **Mr. Sean Donahue**	202 551-3579	202 772-9368

FROM:

Aaron M. Pomeroy

Sender's Direct Line:	(720) 566-4108
Reply Fax Number:	(720) 566-4099
Total Pages Including Cover: 14	

DELIVERY:

DATE: October 15, 2008

RE: Revised Tax Disclosure - Gran Tierra S 3

COMMENTS:

Tim/Sean – Attached please find language (one new Risk Factor and a new U.S. tax Section) that reflects an approach where no opinion is provided. As per 601(b)(8) we have clarified that no representation as to the tax consequences is being made.

The attached redline is marked against the most recent U.S. tax language that you have reviewed.

Please call with any questions or comments. By separate fax I will send you a revised tax section that reflects an approach where an opinion is provided.

If you do not receive all of the pages or find that they are illegible, please call Sender's Name at Sender's Phone Number

Investing in our common stock involves a high degree of risk. In addition to the risk factors described in our Quarterly Report on Form 10-Q, filed with the SEC on August 11, 2008, and the risk factors set forth in our preliminary Joint Proxy Statement filed with the SEC on October 9, 2008, each of which is incorporated by reference in this prospectus, and the other information contained or incorporated by reference in this prospectus, you should carefully consider the risk factors described below before making an investment decision. The risks and uncertainties described below and incorporated by reference are not the only risks we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may impair our future business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. In such case, the trading price of our common stock could decline and you could lose all or part of your investment.

The Exchange of Your Exchangeable Shares is Generally Taxable.

Based on the tax laws as of the date of this prospectus, the exchange of exchangeable shares for shares of Gran Tierra common stock is generally a taxable event in Canada and may be a taxable event in the United States. A holder's tax consequences can vary depending on a number of factors, including the residency of the holder, the method of the exchange and the length of time that the exchangeable shares were held prior to the exchange. Canadian and United States federal income tax consequences will vary depending on your particular circumstances. ~~For U.S. federal income tax purposes, a U.S. Holder will recognize gain or loss on the exchange of exchangeable shares for shares of Gran Tierra common stock unless the exchangeable shares (along with certain voting and related rights) are treated as shares of Gran Tierra common stock for U.S. federal tax purposes. U.S. counsel is not able to provide an opinion regarding whether gain or loss will be recognized on the exchange of exchangeable shares for shares of Gran Tierra common stock. In addition, no ruling from the Internal Revenue Service will be sought with respect to the issue of whether the exchange of exchangeable shares is a taxable event for U.S. Holders. For a description of the material federal income tax consequences of an exchange of exchangeable shares for shares of Gran Tierra common stock, see "Material U.S. Federal Income Tax Consequences of the Retraction, Redemption or Purchase of Exchangeable Shares." We strongly urge you to consult your tax advisor as to the tax consequences of exchanging your exchangeable shares for Gran Tierra common stock. See "Income Tax Consequences."~~

The Market Price of Our Common Stock May Be Less Than the Market Price of the Exchangeable Shares.

Gran Tierra common stock is listed on the American Stock Exchange and on the Toronto Stock Exchange, and the exchangeable shares are to be listed on the Toronto Stock Exchange. We do not intend to list the exchangeable shares or Gran Tierra common stock on any other stock exchange in Canada or in the United States. As a result, the price at which the exchangeable shares trade is expected to be based upon the market for such shares on the Toronto Stock Exchange, and the price at which the shares of Gran Tierra common stock trade is based upon the market for such shares on the American Stock Exchange and/or on the Toronto Stock Exchange. Although Gran Tierra believes that the market price of the exchangeable shares on the Toronto Stock Exchange and the market price of the Gran Tierra common stock on the American Stock Exchange and/or on the Toronto Stock Exchange should reflect essentially equivalent values, there can be no assurance that the market price of the Gran Tierra common stock will be identical, or even similar, to the market price of the exchangeable shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. This prospectus includes statements regarding our plans, goals, strategies, intent, beliefs or current expectations. These statements are expressed in good faith and based upon a reasonable basis when made, but there can be no assurance that these expectations will be achieved or accomplished. These forward looking statements can be identified by the use of terms and phrases such as "believe," "plan," "intend," "anticipate," "target," "estimate," "expect," and the like, and/or future-tense or conditional constructions "may," "could," "should," etc. Items contemplating or making assumptions about, actual or potential future sales, market size, collaborations, and trends or operating results also constitute such forward-looking statements.

Although forward-looking statements in this prospectus reflect the good faith judgment of our management, forward-looking statements are inherently subject to known and unknown risks, business, economic and other risks and uncertainties that may cause actual results to be materially different from those discussed in these forward-looking statements. Readers are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We assume no obligation to update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this prospectus, other than as may be required by applicable law or regulation. Readers are urged to carefully review and consider the various disclosures made by us in our reports filed with the Securities and Exchange Commission which attempt to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and cash flows. If one or more of these risks or uncertainties materialize, or if the underlying assumptions prove incorrect, our actual results may vary materially from those expected or projected.

Insert Rider 1

Rider 1

There is no direct authority under existing U.S. federal income tax law regarding the whether the exchangeable shares should be treated as shares of Gran Tierra common stock for U.S. federal income tax purposes. Accordingly, Gran Tierra is not able to obtain an opinion of counsel regarding whether gain or loss will be recognized on the exchange of exchangeable shares for shares of Gran Tierra common stock and no representation is made regarding the tax consequences of a retraction, redemption or purchase of exchangeable shares. In addition, no ruling from the Internal Revenue Service will be sought with respect to the issue of whether the exchange of exchangeable shares is a taxable event for U.S. Holders.

For U.S. federal income tax purposes, if the exchangeable shares (along with certain voting and related rights) are *not* treated as shares of Gran Tierra common stock for U.S. federal tax purposes gain or loss should be recognized on the exchange of exchangeable shares for shares of Gran Tierra common stock. If the exchangeable shares (along with certain voting and related rights) are treated as shares of Gran Tierra common stock for U.S. federal tax purposes gain or loss should not be recognized on the exchange of exchangeable shares for shares of Gran Tierra common stock.

Because of the uncertainty regarding the proper characterization of the exchangeable shares for U.S. federal income tax purposes, there is a material risk that the IRS will assert and prevail with a position that is contrary or adverse to the position taken by a U.S. Holder. It may be prudent for U.S. Holders to assume that taxable gain inherent in their exchangeable shares will be recognized (or conversely that taxable losses will not be recognized) on a retraction, redemption or purchase of exchangeable shares.

Revisions for SEC Review 10.15.2008

POTENTIAL MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE RETRACTION, REDEMPTION OR PURCHASE OF EXCHANGEABLE SHARES

~~The following is a~~This discussion of ~~the anticipated~~potential material U.S. federal income tax consequences ~~to U.S.~~is not, and should not be construed as, a representation as to the tax consequences of a retraction, redemption or purchase of exchangeable shares.

There is no direct authority under current U.S. federal income tax law regarding the characterization of exchangeable shares for U.S. federal income tax purposes. Accordingly, Gran Tierra is not able to obtain an opinion of counsel as to whether a retraction, redemption or purchase transaction in which exchangeable shares are exchanged for shares of Gran Tierra common stock will be treated as a taxable event for U.S. federal income tax purposes and no representation is being made regarding the U.S. federal income tax consequences to holders of exchangeable shares who exchange their exchangeable shares for shares of Gran Tierra common stock in a retraction (a voluntary exchange initiated by a holder of exchangeable shares), redemption (an exchange initiated by Exchangeco to redeem the exchangeable shares) or purchase (a purchase of exchangeable shares by Exchangeco for cancellation) pursuant to the terms set forth in the Provisions Attaching to the Exchangeable Shares (Schedule A in the Plan of Arrangement). ~~There is no direct authority addressing the proper characterization of the exchangeable shares and their ancillary rights for U.S. federal income tax purposes. Accordingly, Cooley Godward Kronish LLP, Gran Tierra's U.S. counsel, is unable to provide an opinion as to whether a retraction, redemption or purchase transaction in which exchangeable shares are exchanged for shares of Gran Tierra common stock will be treated as a taxable event for U.S. federal income tax purposes.~~

Holders of exchangeable shares should consider that the tax consequences of a retraction, redemption or purchase transaction may be adverse based on a holder's particular circumstances. For example, it may be prudent for a U.S. Holder to assume that any gain inherent in the holder's exchangeable shares will be required to be recognized (or conversely that any taxable loss inherent in the holder's exchangeable shares will not be recognized) on a retraction, redemption or purchase of exchangeable shares.

This discussion does not address any tax consequences arising under the income or other tax laws of any state, local or foreign jurisdiction or any tax treaties. It is based on the Internal Revenue Code of 1986, as amended, or the Code, applicable Treasury Regulations, and administrative and judicial interpretations thereof, each as in effect as of the date hereof, all of which may change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions discussed below and the tax consequences of a retraction, redemption or purchase transaction.

This discussion assumes that holders of exchangeable shares hold their shares as capital assets. Except as expressly indicated~~ below (see the section below entitled "Consequences of a Retraction, Redemption or Purchase Transaction for non-U.S. Holders"~~), this discussion does not address the consequences of a retraction, or redemption or purchase transaction to any person that is not a U.S. Holder as defined below. This discussion does not address all tax consequences that may be relevant to particular holders in light of their individual circumstances, or the tax consequences to holders subject to special tax rules, including, without limitation:

- banks, insurance companies and other financial institutions;
- broker-dealers;
- traders;

- tax-exempt organizations;
- persons who are or will be subject to the alternative minimum tax;
- persons who will hold exchangeable shares as a position in a "straddle" or as part of a hedging," "conversion" or other risk reduction transaction;
- persons that have a functional currency other than the U.S. dollar;
- persons who own, or are deemed to own, 10% or more, determined by voting power or value, of the exchangeable shares;
- persons who acquire their exchangeable shares in exchange for Solano common shares that were acquired through share option or share purchase programs or other compensation arrangements; and
- any person that will hold its exchangeable shares through a partnership or other pass-through entity.

No ruling has been or will be sought from the Internal Revenue Service as to the tax consequences of a retraction, redemption or purchase transaction, and ~~the following~~this discussion is not a representation as to the tax consequences of a retraction, redemption or purchase transaction nor is it binding on the Internal Revenue Service or the courts. ~~As a result,~~ There is a material risk that the Internal Revenue Service could adopt a ~~contrary position. and a contrary~~position that is adverse to a U.S. Holder of exchangeable shares and any adverse position could be sustained by a court.

We urge each person who will become a holder of exchangeable shares to consult his or her own tax advisor regarding the U.S. federal income and other tax consequences of a retraction, redemption or purchase transaction to such holder~~.~~ as the tax consequences of a retraction, redemption or purchase may be adverse.

For purposes of this discussion, a "U.S. Holder" means a person who will become a holder of exchangeable shares that is:

- a citizen or resident of the United States;
- a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any State or the District of Columbia;
- an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
- a trust if it has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or if a U.S. court can exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of its substantial decisions.

A "Non-U.S. Holder" is a holder other than a U.S. Holder.

If a partnership or other pass-through entity holds exchangeable shares, the tax treatment of a member of the partnership or other pass-through entity will ~~generally~~ depend upon the status of the member and the activities of the partnership or other entity. Partnerships and other pass-through entities holding

exchangeable shares and their owners, should consult their tax advisors regarding the tax consequences of a retraction, redemption or purchase transaction to them.

Material U.S. Federal Income Tax Consequences of aif the Retraction, Redemption or Purchase Transaction is not a Taxable Event for U.S. HoldersFederal Income Tax Purposes

The U.S. federal income tax consequences of a retraction, redemption or purchase transaction to U.S. Holders will depend on whether the exchangeable shares together with their ancillary rights are treated as shares of Exchangeco stock or shares of Gran Tierra common stock for U.S. federal income tax purposes.- The exchangeable shares and their ancillary rights will be substantially equivalent to shares of Gran Tierra common stock because the exchangeable shares will (i) have economic rights (e.g., the right to dividends and liquidating distributions) and legal rights (e.g., voting rights) that are substantially similar to the economic and legal rights of shares of Gran Tierra common stock, and (ii) be allowed to convert, or forced to convert under certain circumstances (e.g., the liquidation of Exchangeco or the passage of five years from the closing of the arrangement) into shares of Gran Tierra common stock at a price that will result in a holder receiving the same number of shares of Gran Tierra common stock (adjusted for stock splits and stock dividends) that the holder would have received at the time the arrangement was closed had the holder exchanged Solano Shares for shares of Gran Tierra common stock in accordance with terms of the arrangement agreement.

we could ask SEC if we can put it back in

There is no direct authority addressing the proper characterization of financial instruments with characteristics similar to the exchangeable shares and their ancillary rights for U.S. federal income tax purposes. As a consequence, it is not possible to determine No representation is made regarding whether the exchangeable shares will be treated as shares of Exchangeco stock or shares of Gran Tierra common stock for U.S. federal income tax purposes, and, accordingly, as stated above no opinion can be expressed with respect to such treatment. Because the U.S. federal income tax consequences of a retraction, redemption or purchase transaction will depend on such treatment, it is only possible to describe the consequences of each alternative.

For U.S. Holders, if the exchangeable shares and their ancillary rights are treated as shares of Gran Tierra common stock for U.S. federal income tax purposes, a retraction, redemption or purchase transaction (in which exchangeable shares are exchanged for shares of Gran Tierra common stock) should not be a taxable event. and no gain or loss should be recognized for U.S. federal income tax purposes.

For Non-U.S. Holders, if the exchangeable shares are treated as shares of Gran Tierra common stock for U.S. federal income tax purposes, a retraction, redemption or purchase transaction should not be a taxable transaction and no gain or loss should be recognized for U.S. federal income tax purposes.

Material U.S. Federal Income Tax Consequences if the Retraction, Redemption or Purchase Transaction is a Taxable Event for U.S. Federal Income Tax Purposes

If the exchangeable shares and their ancillary rights are *not* treated as shares of Gran Tierra common stock for U.S. federal income tax purposes, then subject to the discussion below in the section entitled "Passive Foreign Investment Companies", for U.S. Holders a retraction, redemption or purchase transaction will generally have the following tax consequences:

- The U.S. Holder will recognize capital gain or loss equal to the difference between (i) the fair market value of the shares of Gran Tierra common stock received and (ii) the holder's adjusted tax basis in the exchangeable shares surrendered;
- The aggregate tax basis in the shares of Gran Tierra common stock received by the U.S. Holder will generally equal the fair market value of such shares; and

- The holding period in the shares of Gran Tierra common stock received by the U.S. Holder will begin the day after the retraction, redemption or purchase transaction.

Gain or loss recognized will be long-term capital gain or loss if the holder's holding period for the exchangeable shares surrendered exceeds one year on the day of the retraction, redemption or purchase transaction. The recognition and the deductibility of capital losses are subject to limitations. U.S. Holders who acquired multiple blocks of exchangeable shares at different prices or different times should consult their tax advisors concerning the allocation of basis and holding period among such shares. No representation is made regarding whether the exchangeable shares will be treated as shares of Exchangeco stock or shares of Gran Tierra common stock.

For Non-U.S. Holders, if the exchangeable shares are treated as shares of Exchangeco stock for U.S. federal income tax purposes, gain or loss should be recognized on a retraction, redemption or purchase transaction. A Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain recognized on the exchange of exchangeable shares for shares of Gran Tierra common stock unless (i) the gain is effectively connected with a trade or business conducted by such holder in the United States, or (ii) in the case of a Non-U.S. Holder who is a non resident alien individual, such individual is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met.

If you are a Non-U.S. Holder with gain described in (i) above, you may be required to pay tax on the net gain derived from the exchange at regular graduated U.S. federal income tax rates, and corporate Non-U.S. Holders with gain described in (i) above may be subject to the branch profits tax at a statutory rate of 30%. If you are an individual Non-U.S. Holder described in (ii) above, you may be required to pay a flat 30% tax on gain derived from the exchange.

Passive Foreign Investment Companies

~~In general,~~ If exchangeable shares held by a U.S. Holder are treated as shares of Exchangeco stock and as shares of a "passive foreign investment company", gain recognized on the retraction, redemption or purchase of exchangeable shares ~~will~~should be taxed under the passive foreign investment company "excess distribution regime," unless the U.S. Holder made a timely "qualified electing fund" election or "mark-to-market" election. Under the excess distribution regime, federal income tax on gain recognized would be calculated by allocating the gain ratably to each day in the U.S. Holder's holding period. Gain allocated to years preceding the first year in which Exchangeco was a passive foreign investment company in the U.S. Holder's holding period and gain allocated to the year in which the retraction, redemption or purchase of the shares occurred, would be treated as gain arising in the such year and taxed as ordinary income. Gain allocated to all other years would be taxed at the highest ordinary income tax rate in effect for each of those years. Interest would be calculated and added to the tax due as if the tax was due and payable with the tax returns filed by the U.S. Holder for those years.

Exchangeco will be classified as a passive foreign investment company for any taxable year in which either: (a) 75 percent or more of its gross income was passive income; or (b) 50 percent or more of the value of its average assets consisted of assets that produced, or were held for the production of, passive income (passive assets for this purpose includes cash and cash equivalents held as working capital). Subject to certain limited exceptions, exchangeable shares held by a U.S. Holder at any time during a taxable year in which Exchangeco is a passive foreign investment company will be treated as shares of a passive foreign investment company in the hands of the holder for all subsequent years even though Exchangeco does not meet the gross income or passive asset thresholds necessary to be classified as a passive foreign investment company in a subsequent year. Based on current estimates of Exchangeco's gross income and gross assets and the nature of its business, Exchangeco believes it will not be classified as a passive foreign investment company in the current year. The status of Exchangeco in future years however, will depend on its income, assets and activities in those years.

The passive foreign investment company rules are extremely complex and could, if they apply, have significant adverse effects on the taxation of gains recognized by a U.S. Holder. Accordingly, U.S. Holders are strongly urged to consult their tax advisors to determine the potential application of the passive foreign investment company rules to their particular circumstances and any elections available for alternative treatment under such rules.

~~Consequences of a Retraction, Redemption or Purchase Transaction for Non-U.S. Holders~~

~~If the exchangeable shares are treated as shares of Gran Tierra common stock for U.S. federal income tax purposes, a retraction, redemption or purchase transaction should not be a taxable transaction.~~

~~If the exchangeable shares are treated as shares of Exchangeco stock for U.S. federal income tax purposes, gain or loss will be recognized on a retraction, redemption or purchase transaction. A Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain recognized on the exchange of exchangeable shares for shares of Gran Tierra common stock unless (i) the gain is effectively connected with a trade or business conducted by such holder in the United States, or (ii) in the case of a Non-U.S. Holder who is a non resident alien individual, such individual is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met.~~

~~If you are a Non-U.S. Holder with gain described in (i) above, you may be required to pay tax on the net gain derived from the exchange at regular graduated U.S. federal income tax rates, and corporate Non-U.S. Holders with gain described in (i) above may be subject to the branch profits tax at a statutory rate of 30%. If you are an individual Non-U.S. Holder described in (ii) above, you may be required to pay a flat 30% tax on gain derived from the exchange.~~

U.S. Holders of exchangeable shares should consider that the U.S. Internal Revenue Service may assert and prevail with a position that is adverse to the position taken by a U.S. Holder. For example, it may be prudent for U.S. Holders that would be subject to U.S. federal income tax on any gain inherent in their exchangeable shares to assume that a retraction, redemption or purchase transaction will be a taxable event. Conversely, U.S. Holders that would recognize a loss for U.S. federal income tax purposes if a redemption, retraction or purchase transaction is a taxable event should consider that their disposition of exchangeable shares may not be a taxable event and no losses will be recognized.

Information Reporting Requirements and Backup Withholding

Pursuant to tax treaties or certain other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in ~~the recipient~~a taxpayer's country of residence.

Certain noncorporate holders of exchangeable shares may be subject to backup withholding, currently at a 28% rate, on amounts received pursuant to a retraction, redemption or purchase transaction. Backup withholding generally will not apply, however, to a holder of exchangeable shares who:

- furnishes a correct taxpayer identification number and certifies that he, she or it is not subject to backup withholding on the substitute Internal Revenue Service Form W-9 (or successor form) included in the letter of transmittal to be delivered to the holders of exchangeable shares following a retraction, redemption or purchase transaction;
- provides a certification of foreign status on Internal Revenue Service Form W-8BEN or other appropriate form; or
- is otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules may be eligible for a refund or allowed as a credit against a holder's U.S. federal income tax liability, provided the holder furnishes the required information to the Internal Revenue Service.

EACH HOLDER OF EXCHANGEABLE SHARES IS ENCOURAGED TO CONSULT ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES OF A RETRACTION, REDEMPTION OR PURCHASE TRANSACTION, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR NON-U.S. TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

Revisions for SEC Review 10.15.2008

POTENTIAL MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE RETRACTION, REDEMPTION OR PURCHASE OF EXCHANGEABLE SHARES

This discussion of potential material U.S. federal income tax consequences is not, and should not be construed as, a representation as to the tax consequences of a retraction, redemption or purchase of exchangeable shares.

There is no direct authority under current U.S. federal income tax law regarding the characterization of exchangeable shares for U.S. federal income tax purposes. Accordingly, Gran Tierra is not able to obtain an opinion of counsel as to whether a retraction, redemption or purchase transaction in which exchangeable shares are exchanged for shares of Gran Tierra common stock will be treated as a taxable event for U.S. federal income tax purposes and no representation is being made regarding the U.S. federal income tax consequences to holders of exchangeable shares who exchange their exchangeable shares for shares of Gran Tierra common stock in a retraction (a voluntary exchange initiated by a holder of exchangeable shares), redemption (an exchange initiated by Exchangeco to redeem the exchangeable shares) or purchase (a purchase of exchangeable shares by Exchangeco for cancellation) pursuant to the terms set forth in the Provisions Attaching to the Exchangeable Shares (Schedule A in the Plan of Arrangement).

Holders of exchangeable shares should consider that the tax consequences of a retraction, redemption or purchase transaction may be adverse based on a holder's particular circumstances. For example, it may be prudent for a U.S. Holder to assume that any gain inherent in the holder's exchangeable shares will be required to be recognized (or conversely that any taxable loss inherent in the holder's exchangeable shares will not be recognized) on a retraction, redemption or purchase of exchangeable shares.

This discussion does not address any tax consequences arising under the income or other tax laws of any state, local or foreign jurisdiction or any tax treaties. It is based on the Internal Revenue Code of 1986, as amended, or the Code, applicable Treasury Regulations, and administrative and judicial interpretations thereof, each as in effect as of the date hereof, all of which may change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions discussed below and the tax consequences of a retraction, redemption or purchase transaction.

This discussion assumes that holders of exchangeable shares hold their shares as capital assets. Except as expressly indicated, this discussion does not address the consequences of a retraction, or redemption or purchase transaction to any person that is not a U.S. Holder as defined below. This discussion does not address all tax consequences that may be relevant to particular holders in light of their individual circumstances, or the tax consequences to holders subject to special tax rules, including, without limitation:

- banks, insurance companies and other financial institutions;
- broker-dealers;
- traders;
- tax-exempt organizations;
- persons who are or will be subject to the alternative minimum tax;

- persons who will hold exchangeable shares as a position in a "straddle" or as part of a hedging," "conversion" or other risk reduction transaction;

- persons that have a functional currency other than the U.S. dollar;

- persons who own, or are deemed to own, 10% or more, determined by voting power or value, of the exchangeable shares;

- persons who acquire their exchangeable shares in exchange for Solano common shares that were acquired through share option or share purchase programs or other compensation arrangements; and

- any person that will hold its exchangeable shares through a partnership or other pass-through entity.

No ruling has been or will be sought from the Internal Revenue Service as to the tax consequences of a retraction, redemption or purchase transaction, and this discussion is not a representation as to the tax consequences of a retraction, redemption or purchase transaction nor is it binding on the Internal Revenue Service or the courts. There is a material risk that the Internal Revenue Service could adopt a position that is adverse to a U.S. Holder of exchangeable shares and any adverse position could be sustained by a court.

We urge each person who will become a holder of exchangeable shares to consult his or her own tax advisor regarding the U.S. federal income and other tax consequences of a retraction, redemption or purchase transaction to such holder as the tax consequences of a retraction, redemption or purchase may be adverse.

For purposes of this discussion, a "U.S. Holder" means a person who will become a holder of exchangeable shares that is:

- a citizen or resident of the United States;

- a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any State or the District of Columbia;

- an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

- a trust if it has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or if a U.S. court can exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of its substantial decisions.

A "Non-U.S. Holder" is a holder other than a U.S. Holder.

If a partnership or other pass-through entity holds exchangeable shares, the tax treatment of a member of the partnership or other pass-through entity will depend upon the status of the member and the activities of the partnership or other entity. Partnerships and other pass-through entities holding exchangeable shares and their owners, should consult their tax advisors regarding the tax consequences of a retraction, redemption or purchase transaction to them.

Material U.S. Federal Income Tax Consequences if the Retraction, Redemption or Purchase Transaction is not a Taxable Event for U.S. Federal Income Tax Purposes

The U.S. federal income tax consequences of a retraction, redemption or purchase transaction to U.S. Holders will depend on whether the exchangeable shares together with their ancillary rights are treated as shares of Exchangeco stock or shares of Gran Tierra common stock for U.S. federal income tax purposes. No representation is made regarding whether the exchangeable shares will be treated as shares of Exchangeco stock or shares of Gran Tierra common stock.

For U.S. Holders, if the exchangeable shares and their ancillary rights are treated as shares of Gran Tierra common stock for U.S. federal income tax purposes, a retraction, redemption or purchase transaction (in which exchangeable shares are exchanged for shares of Gran Tierra common stock) should not be a taxable event and no gain or loss should be recognized for U.S. federal income tax purposes.

For Non-U.S. Holders, if the exchangeable shares are treated as shares of Gran Tierra common stock for U.S. federal income tax purposes, a retraction, redemption or purchase transaction should not be a taxable transaction and no gain or loss should be recognized for U.S. federal income tax purposes.

Material U.S. Federal Income Tax Consequences if the Retraction, Redemption or Purchase Transaction is a Taxable Event for U.S. Federal Income Tax Purposes

If the exchangeable shares and their ancillary rights are *not* treated as shares of Gran Tierra common stock for U.S. federal income tax purposes, then subject to the discussion below in the section entitled "Passive Foreign Investment Companies", for U.S. Holders a retraction, redemption or purchase transaction will generally have the following tax consequences:

- The U.S. Holder will recognize capital gain or loss equal to the difference between (i) the fair market value of the shares of Gran Tierra common stock received and (ii) the holder's adjusted tax basis in the exchangeable shares surrendered;

- The aggregate tax basis in the shares of Gran Tierra common stock received by the U.S. Holder will generally equal the fair market value of such shares; and

- The holding period in the shares of Gran Tierra common stock received by the U.S. Holder will begin the day after the retraction, redemption or purchase transaction.

Gain or loss recognized will be long-term capital gain or loss if the holder's holding period for the exchangeable shares surrendered exceeds one year on the day of the retraction, redemption or purchase transaction. The recognition and the deductibility of capital losses are subject to limitations. U.S. Holders who acquired multiple blocks of exchangeable shares at different prices or different times should consult their tax advisors concerning the allocation of basis and holding period among such shares. No representation is made regarding whether the exchangeable shares will be treated as shares of Exchangeco stock or shares of Gran Tierra common stock.

For Non-U.S. Holders, if the exchangeable shares are treated as shares of Exchangeco stock for U.S. federal income tax purposes, gain or loss should be recognized on a retraction, redemption or purchase transaction. A Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain recognized on the exchange of exchangeable shares for shares of Gran Tierra common stock unless (i) the gain is effectively connected with a trade or business conducted by such holder in the United States, or (ii) in the case of a Non-U.S. Holder who is a non resident alien individual, such individual is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met.

If you are a Non-U.S. Holder with gain described in (i) above, you may be required to pay tax on the net gain derived from the exchange at regular graduated U.S. federal income tax rates, and corporate Non-U.S. Holders with gain described in (i) above may be subject to the branch profits tax at a statutory rate of 30%. If you are an individual Non-U.S. Holder described in (ii) above, you may be required to pay a flat 30% tax on gain derived from the exchange.

Passive Foreign Investment Companies

If exchangeable shares held by a U.S. Holder are treated as shares of Exchangeco stock and as shares of a "passive foreign investment company", gain recognized on the retraction, redemption or purchase of exchangeable shares should be taxed under the passive foreign investment company "excess distribution regime," unless the U.S. Holder made a timely "qualified electing fund" election or "mark-to-market" election. Under the excess distribution regime, federal income tax on gain recognized would be calculated by allocating the gain ratably to each day in the U.S. Holder's holding period. Gain allocated to years preceding the first year in which Exchangeco was a passive foreign investment company in the U.S. Holder's holding period and gain allocated to the year in which the retraction, redemption or purchase of the shares occurred, would be treated as gain arising in the such year and taxed as ordinary income. Gain allocated to all other years would be taxed at the highest ordinary income tax rate in effect for each of those years. Interest would be calculated and added to the tax due as if the tax was due and payable with the tax returns filed by the U.S. Holder for those years.

Exchangeco will be classified as a passive foreign investment company for any taxable year in which either: (a) 75 percent or more of its gross income was passive income; or (b) 50 percent or more of the value of its average assets consisted of assets that produced, or were held for the production of, passive income (passive assets for this purpose includes cash and cash equivalents held as working capital). Subject to certain limited exceptions, exchangeable shares held by a U.S. Holder at any time during a taxable year in which Exchangeco is a passive foreign investment company will be treated as shares of a passive foreign investment company in the hands of the holder for all subsequent years even though Exchangeco does not meet the gross income or passive asset thresholds necessary to be classified as a passive foreign investment company in a subsequent year. Based on current estimates of Exchangeco's gross income and gross assets and the nature of its business, Exchangeco believes it will not be classified as a passive foreign investment company in the current year. The status of Exchangeco in future years however, will depend on its income, assets and activities in those years.

The passive foreign investment company rules are extremely complex and could, if they apply, have significant adverse effects on the taxation of gains recognized by a U.S. Holder. Accordingly, U.S. Holders are strongly urged to consult their tax advisors to determine the potential application of the passive foreign investment company rules to their particular circumstances and any elections available for alternative treatment under such rules.

U.S. Holders of exchangeable shares should consider that the U.S. Internal Revenue Service may assert and prevail with a position that is adverse to the position taken by a U.S. Holder. For example, it may be prudent for U.S. Holders that would be subject to U.S. federal income tax on any gain inherent in their exchangeable shares to assume that a retraction, redemption or purchase transaction will be a taxable event. Conversely, U.S. Holders that would recognize a loss for U.S. federal income tax purposes if a redemption, retraction or purchase transaction is a taxable event should consider that their disposition of exchangeable shares may not be a taxable event and no losses will be recognized.

Information Reporting Requirements and Backup Withholding

Pursuant to tax treaties or certain other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in a taxpayer's country of residence.

Certain noncorporate holders of exchangeable shares may be subject to backup withholding, currently at a 28% rate, on amounts received pursuant to a retraction, redemption or purchase transaction. Backup withholding generally will not apply, however, to a holder of exchangeable shares who:

- furnishes a correct taxpayer identification number and certifies that he, she or it is not subject to backup withholding on the substitute Internal Revenue Service Form W-9 (or successor form) included in the letter of transmittal to be delivered to the holders of exchangeable shares following

a retraction, redemption or purchase transaction;

- provides a certification of foreign status on Internal Revenue Service Form W-8BEN or other appropriate form; or
- is otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules may be eligible for a refund or allowed as a credit against a holder's U.S. federal income tax liability, provided the holder furnishes the required information to the Internal Revenue Service.

EACH HOLDER OF EXCHANGEABLE SHARES IS ENCOURAGED TO CONSULT ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES OF A RETRACTION, REDEMPTION OR PURCHASE TRANSACTION, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR NON-U.S. TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

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*** TX REPORT ***
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TRANSMISSION OK

TX/RX NO	1328
RECIPIENT ADDRESS	#22291 2027729368 ✓
DESTINATION ID	
ST. TIME	10/15 07:34
TIME USE	06'53
PAGES SENT	17
RESULT	OK ✓

Cooley
GODWARD KRONISH LLP

FACSIMILE

CONFIDENTIAL PHRASES

TO:	**Phone Number:**	**Fax Number:**
Mr. Timothy Levenberg **Mr. Sean Donahue**	202 551-3579	202 772-9368

FROM:

Aaron M. Pomeroy

Sender's Direct Line:	(720) 566-4108
Reply Fax Number:	(720) 566-4099
Total Pages Including Cover: 17	

DELIVERY:

DATE:	October 15, 2008
RE:	Revised Tax Disclosure - Gran Tierra S 3

COMMENTS:

Tim/Sean – Attached please find language (one new Risk Factor, a new U.S. tax Section and our original opinion to be attached as Exhibit 8.1 if an opinion ends up being provided) that reflects an approach where an opinion is provided. As per 601(b)(8) we have clarified that the opinion conclusions under each of the two situations are conditioned on the transaction being not taxable or taxable, respectively.

The attached redline is marked against the most recent U.S. tax language that you have reviewed.

Please call with any questions or comments. By separate fax I have sent you revised tax section that reflects an approach where no opinion is provided.

RISK FACTORS

Investing in our common stock involves a high degree of risk. In addition to the risk factors described in our Quarterly Report on Form 10-Q, filed with the SEC on August 11, 2008, and the risk factors set forth in our preliminary Joint Proxy Statement filed with the SEC on October 9, 2008, each of which is incorporated by reference in this prospectus, and the other information contained or incorporated by reference in this prospectus, you should carefully consider the risk factors described below before making an investment decision. The risks and uncertainties described below and incorporated by reference are not the only risks we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may impair our future business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. In such case, the trading price of our common stock could decline and you could lose all or part of your investment.

The Exchange of Your Exchangeable Shares is Generally Taxable.

Based on the tax laws as of the date of this prospectus, the exchange of exchangeable shares for shares of Gran Tierra common stock is generally a taxable event in Canada and may be a taxable event in the United States. A holder's tax consequences can vary depending on a number of factors, including the residency of the holder, the method of the exchange and the length of time that the exchangeable shares were held prior to the exchange. Canadian and United States federal income tax consequences will vary depending on your particular circumstances. ~~For U.S. federal income tax purposes, a U.S. Holder will recognize gain or loss on the exchange of exchangeable shares for shares of Gran Tierra common stock unless the exchangeable shares (along with certain voting and related rights) are treated as shares of Gran Tierra common stock for U.S. federal tax purposes. U.S. counsel is not able to provide an opinion regarding whether gain or loss will be recognized on the exchange of exchangeable shares for shares of Gran Tierra common stock. In addition, no ruling from the Internal Revenue Service will be sought with respect to the issue of whether the exchange of exchangeable shares is a taxable event for U.S. Holders. For a description of the material federal income tax consequences of an exchange of exchangeable shares for shares of Gran Tierra common stock, see "Material U.S. Federal Income Tax Consequences of the Retraction, Redemption or Purchase of Exchangeable Shares." We strongly urge you to consult your tax advisor as to the tax consequences of exchanging your exchangeable shares for Gran Tierra common stock. See "Income Tax Conse~~quences."

The Market Price of Our Common Stock May Be Less Than the Market Price of the Exchangeable Shares.

Gran Tierra common stock is listed on the American Stock Exchange and on the Toronto Stock Exchange, and the exchangeable shares are to be listed on the Toronto Stock Exchange. We do not intend to list the exchangeable shares or Gran Tierra common stock on any other stock exchange in Canada or in the United States. As a result, the price at which the exchangeable shares trade is expected to be based upon the market for such shares on the Toronto Stock Exchange, and the price at which the shares of Gran Tierra common stock trade is based upon the market for such shares on the American Stock Exchange and/or on the Toronto Stock Exchange. Although Gran Tierra believes that the market price of the exchangeable shares on the Toronto Stock Exchange and the market price of the Gran Tierra common stock on the American Stock Exchange and/or on the Toronto Stock Exchange should reflect essentially equivalent values, there can be no assurance that the market price of the Gran Tierra common stock will be identical, or even similar, to the market price of the exchangeable shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. This prospectus includes statements regarding our plans, goals, strategies, intent, beliefs or current expectations. These statements are expressed in good faith and based upon a reasonable basis when made, but there can be no assurance that these expectations will be achieved or accomplished. These forward looking statements can be identified by the use of terms and phrases such as "believe," "plan," "intend," "anticipate," "target," "estimate," "expect," and the like, and/or future-tense or conditional constructions "may," "could," "should," etc. Items contemplating or making assumptions about, actual or potential future sales, market size, collaborations, and trends or operating results also constitute such forward-looking statements.

Although forward-looking statements in this prospectus reflect the good faith judgment of our management, forward-looking statements are inherently subject to known and unknown risks, business, economic and other risks and uncertainties that may cause actual results to be materially different from those discussed in these forward-looking statements. Readers are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We assume no obligation to update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this prospectus, other than as may be required by applicable law or regulation. Readers are urged to carefully review and consider the various disclosures made by us in our reports filed with the Securities and Exchange Commission which attempt to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and cash flows. If one or more of these risks or uncertainties materialize, or if the underlying assumptions prove incorrect, our actual results may vary materially from those expected or projected.

Insert Rider 1

Rider 1

For U.S. federal income tax purposes, a U.S. Holder will recognize gain or loss on the exchange of exchangeable shares for shares of Gran Tierra common stock unless the exchangeable shares (along with certain voting and related rights) are treated as shares of Gran Tierra common stock for U.S. federal tax purposes. There is no direct authority under existing U.S. federal income tax law regarding the whether the exchangeable shares should be treated as shares of Gran Tierra common stock for U.S. federal income tax purposes. Accordingly, Cooley Godward Kronish LLP, Gran Tierra's U.S. counsel, is not able to provide an opinion regarding whether gain or loss will be recognized on the exchange of exchangeable shares for shares of Gran Tierra common stock. However, Cooley Godward Kronish LLP has provided an opinion regarding the material U.S. federal income tax consequences applicable to a retraction, redemption or purchase transaction if such transaction is taxable and also if such transaction is not taxable for U.S. federal income tax purposes. No ruling from the Internal Revenue Service will be sought with respect to the issue of whether the exchange of exchangeable shares is a taxable event for U.S. Holders. **It may be prudent for U.S. Holders to assume that the IRS will assert and prevail with a position that is contrary or adverse to the position taken by a U.S. Holder.**

For a description of the material federal income tax consequences of an exchange of exchangeable shares for shares of Gran Tierra common stock, see "Material U.S. Federal Income Tax Consequences of the Retraction, Redemption or Purchase of Exchangeable Shares."

Revisions for SEC Review 10.14.2008

Revised Version "Opinion" Disclosure

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE RETRACTION, REDEMPTION OR PURCHASE OF EXCHANGEABLE SHARES

The following is a discussion of the anticipateddiscussion in this section entitled Material U.S. Federal Income Tax Consequences of the Retraction, Redemption or Purchase of Exchangeable Shares" is the opinion of Cooley Godward Kronish LLP, U.S. counsel to Gran Tierra, with respect to the material U.S. federal income tax consequences to U.S. Holders of exchangeable shares who exchange their exchangeable shares for shares of Gran Tierra common stock in a retraction (a voluntary exchange initiated by a holder of exchangeable shares), redemption (an exchange initiated by Exchangeco to redeem the exchangeable shares) or purchase (a purchase of exchangeable shares by Exchangeco for cancellation) pursuant to the terms set forth in the Provisions Attaching to the Exchangeable Shares (Schedule A in the Plan of Arrangement).

There is no direct authority addressing the proper characterization of the exchangeable shares and their ancillary rights for U.S. federal income tax purposes. Accordingly, because U.S. federal tax law does not address the proper characterization of the exchangeable shares, Cooley Godward Kronish LLP, Gran Tierra's U.S. counsel, is unable to provide an opinion as to whether a retraction, redemption or purchase transaction in which exchangeable shares are exchanged for shares of Gran Tierra common stock will be treated as a taxable event for U.S. federal income tax purposes. is providing its opinion of the material U.S. federal income tax consequences of a retraction, redemption or purchase transaction if such transactions are not taxable events for U.S. federal income tax purposes and if such transactions are taxable events for U.S. federal income tax purposes. U.S. Holders should understand that a redemption, retraction or purchase transaction will either be a taxable event or will not be a taxable event for U.S. federal income tax purposes. Therefore, the conclusion stated in this opinion under the heading "If the Exchangeable Shares are Treated as Shares of Gran Tierra Common Stock" is conditioned upon the transaction not being a taxable event for U.S. federal income tax purposes and the conclusion stated in this opinion under the heading "If the Exchangeable Shares are not Treated as Shares of Gran Tierra Common Stock" is conditioned upon the transaction being a taxable event for U.S. federal income tax purposes. There can be no assurances that the U.S. Internal Revenue Service will not assert and prevail with a position that is adverse or contrary to the position taken by a U.S. Holder.

This discussion does not address any tax consequences arising under the income or other tax laws of any state, local or foreign jurisdiction or any tax treaties. It is based on the Internal Revenue Code of 1986, as amended, or the Code, applicable Treasury Regulations, and administrative and judicial interpretations thereof, each as in effect as of the date hereof, all of which may change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions discussed below and the tax consequences of a retraction, redemption or purchase transaction.

This discussion assumes that holders of exchangeable shares hold their shares as capital assets. Except as expressly indicated below (see the section below entitled "Consequences of a Retraction, Redemption or Purchase Transaction for non U.S. Holders"), this discussion does not address the consequences of a retraction, or redemption or purchase transaction to any person that is not a U.S. Holder as defined below. This discussion does not address all tax consequences that may be relevant to particular holders in light of their individual circumstances, or the tax consequences to holders subject to special tax rules, including, without limitation:

- banks, insurance companies and other financial institutions;
- broker-dealers;

- traders;
- tax-exempt organizations;
- persons who are or will be subject to the alternative minimum tax;
- persons who will hold exchangeable shares as a position in a "straddle" or as part of a hedging," "conversion" or other risk reduction transaction;
- persons that have a functional currency other than the U.S. dollar;
- persons who own, or are deemed to own, 10% or more, determined by voting power or value, of the exchangeable shares;
- persons who acquire their exchangeable shares in exchange for Solano common shares that were acquired through share option or share purchase programs or other compensation arrangements; and
- any person that will hold its exchangeable shares through a partnership or other pass-through entity.

No ruling has been or will be sought from the Internal Revenue Service as to the tax consequences of a retraction, redemption or purchase transaction, and the following discussion is not binding on the Internal Revenue Service or the courts. As noted above, there is no definitive guidance under current U.S. tax law regarding the proper characterization of the exchangeable shares and their ancillary rights for U.S. federal income tax purposes. As a result, the Internal Revenue Service could adopt a ~~contrary position, and a contrary~~position that is adverse to a U.S. Holder of exchangeable shares and any adverse position could be sustained by a court.

We urge each person who will become a holder of exchangeable shares to consult his or her own tax advisor regarding the U.S. federal income and other tax consequences of a retraction, redemption or purchase transaction to such holder~~.~~ as the tax consequences of a retraction, redemption or purchase may be adverse.

For purposes of this discussion, a "U.S. Holder" means a person who will become a holder of exchangeable shares that is:

- a citizen or resident of the United States;
- a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any State or the District of Columbia;
- an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
- a trust if it has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or if a U.S. court can exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of its substantial decisions.

A "Non-U.S. Holder" is a holder other than a U.S. Holder.

If a partnership or other pass-through entity holds exchangeable shares, the tax treatment of a member of the partnership or other pass-through entity will ~~generally~~ depend upon the status of the member and the activities of the partnership or other entity. Partnerships and other pass-through entities holding exchangeable shares and their owners, should consult their tax advisors regarding the tax consequences of a retraction, redemption or purchase transaction to them.

Consequences of a Retraction, Redemption or Purchase Transaction ~~for U.S. Holders~~

The U.S. federal income tax consequences of a retraction, redemption or purchase transaction to U.S. Holders will depend on whether the exchangeable shares together with their ancillary rights are treated as shares of Exchangeco stock or shares of Gran Tierra common stock for U.S. federal income tax purposes. The exchangeable shares and their ancillary rights will be substantially equivalent to shares of Gran Tierra common stock because the exchangeable shares will (i) have economic rights (e.g., the right to dividends and liquidating distributions) and legal rights (e.g., voting rights) that are substantially similar to the economic and legal rights of shares of Gran Tierra common stock, and (ii) be allowed to convert, or forced to convert under certain circumstances (e.g., the liquidation of Exchangeco or the passage of five years from the closing of the arrangement) into shares of Gran Tierra common stock at a price that will result in a holder receiving the same number of shares of Gran Tierra common stock (adjusted for stock splits and stock dividends) that the holder would have received at the time the arrangement was closed had the holder exchanged Solano Shares for shares of Gran Tierra common stock in accordance with terms of the arrangement agreement.

There is no direct authority addressing the proper characterization of financial instruments with characteristics similar to the exchangeable shares and their ancillary rights for U.S. federal income tax purposes. As a consequence, it is not possible ~~to~~under existing U.S. tax law to definitively determine whether the exchangeable shares will be treated as shares of Exchangeco stock (in which case a retraction, redemption or purchase transaction should be a taxable event) or shares of Gran Tierra common stock (in which case a retraction, redemption, or purchase transaction should not be a taxable event) for U.S. federal income tax purposes~~, and, accordingly, as stated above no opinion can be expressed with respect to such treatment. Because the U.S. federal income tax consequences of a retraction, redemption or purchase transaction will depend on such treatment, it is only possible to describe the consequences of each alternative.~~. Accordingly, Cooley Godward Kronish LLP is only able to provide its opinion as to the material U.S. tax consequences that would be applicable under both alternatives notwithstanding the only one alternative will apply.

If the Exchangeable Shares are Treated as Shares of Gran Tierra Common Stock

If the exchangeable shares and their ancillary rights are treated as shares of Gran Tierra common stock for U.S. federal income tax purposes, a retraction, redemption or purchase transaction (in which exchangeable shares are exchanged for shares of Gran Tierra common stock) should not be a taxable event, and no gain or loss should be recognized for U.S. federal income tax purposes for U.S. Holders and for Non-U.S. Holders.

If the Exchangeable Shares are not Treated as Shares of Gran Tierra Common Stock

For U.S. Holders, if the exchangeable shares and their ancillary rights are *not* treated as shares of Gran Tierra common stock for U.S. federal income tax purposes, then subject to the discussion below in the section entitled "Passive Foreign Investment Companies", a retraction, redemption or purchase transaction will ~~generally~~, subject to the limitations discussed below, have the following tax consequences:

- The U.S. Holder will recognize capital gain or loss equal to the difference between (i) the fair market value of the shares of Gran Tierra common stock received and (ii) the holder's adjusted tax

basis in the exchangeable shares surrendered;

- The aggregate tax basis in the shares of Gran Tierra common stock received by the U.S. Holder will generally equal the fair market value of such shares; and

- The holding period in the shares of Gran Tierra common stock received by the U.S. Holder will begin the day after the retraction, redemption or purchase transaction.

Gain or loss recognized will be long-term capital gain or loss if the holder's holding period for the exchangeable shares surrendered exceeds one year on the day of the retraction, redemption or purchase transaction. The recognition and the deductibility of capital losses are subject to limitations. U.S. Holders who acquired multiple blocks of exchangeable shares at different prices or different times should consult their tax advisors concerning the allocation of basis and holding period among such shares.

For Non-U.S. Holders, if the exchangeable shares are treated as shares of Exchangeco stock for U.S. federal income tax purposes, gain or loss will be recognized on a retraction, redemption or purchase transaction. A Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain recognized on the exchange of exchangeable shares for shares of Gran Tierra common stock unless (i) the gain is effectively connected with a trade or business conducted by such holder in the United States, or (ii) in the case of a Non-U.S. Holder who is a non resident alien individual, such individual is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met.

If you are a Non-U.S. Holder with gain described in (i) above, you may be required to pay tax on the net gain derived from the exchange at regular graduated U.S. federal income tax rates, and corporate Non-U.S. Holders with gain described in (i) above may be subject to the branch profits tax at a statutory rate of 30%. If you are an individual Non-U.S. Holder described in (ii) above, you may be required to pay a flat 30% tax on gain derived from the exchange.

U.S. Holders of exchangeable shares should consider that the U.S. Internal Revenue Service may assert and prevail with a position that is adverse to the position taken by a U.S. Holder. Although an opinion of counsel is provided regarding the material U.S. federal income tax consequences of a retraction, redemption or purchase transaction if such transactions are either taxable or non-taxable transactions, it may be prudent for U.S. Holders that would be subject to U.S. federal income tax on gain inherent in their exchangeable shares to assume that a retraction, redemption or purchase transaction will be a taxable event. Conversely, U.S. Holders that would recognize a loss for U.S. federal income tax purposes if a redemption, retraction or purchase transaction is a taxable event should consider that their disposition of exchangeable shares may not be a taxable event and no losses will be recognized.

Passive Foreign Investment Companies

In general, if exchangeable shares held by a U.S. Holder are treated as shares of Exchangeco stock and as shares of a "passive foreign investment company", gain recognized on the retraction, redemption or purchase of exchangeable shares will be taxed under the passive foreign investment company "excess distribution regime," unless the U.S. Holder made a timely "qualified electing fund" election or "mark-to-market" election. Under the excess distribution regime, federal income tax on gain recognized would be calculated by allocating the gain ratably to each day in the U.S. Holder's holding period. Gain allocated to years preceding the first year in which Exchangeco was a passive foreign investment company in the U.S. Holder's holding period and gain allocated to the year in which the retraction, redemption or purchase of the shares occurred, would be treated as gain arising in the such year and taxed as ordinary income. Gain allocated to all other years would be taxed at the highest ordinary income tax rate in effect for each of those years. Interest would be calculated and added to the tax due as if the tax was due and payable with the tax returns filed by the U.S. Holder for those years.

Exchangeco will be classified as a passive foreign investment company for any taxable year in which either: (a) 75 percent or more of its gross income was passive income; or (b) 50 percent or more of the value of its average assets consisted of assets that produced, or were held for the production of, passive income (passive assets for this purpose includes cash and cash equivalents held as working capital). Subject to certain limited exceptions, exchangeable shares held by a U.S. Holder at any time during a taxable year in which Exchangeco is a passive foreign investment company will be treated as shares of a passive foreign investment company in the hands of the holder for all subsequent years even though Exchangeco does not meet the gross income or passive asset thresholds necessary to be classified as a passive foreign investment company in a subsequent year. Based on current estimates of Exchangeco's gross income and gross assets and the nature of its business, Exchangeco believes it will not be classified as a passive foreign investment company in the current year. The status of Exchangeco in future years however, will depend on its income, assets and activities in those years.

The passive foreign investment company rules are extremely complex and could, if they apply, have significant adverse effects on the taxation of gains recognized by a U.S. Holder. Accordingly, U.S. Holders are strongly urged to consult their tax advisors to determine the potential application of the passive foreign investment company rules to their particular circumstances and any elections available for alternative treatment under such rules.

~~Consequences of a Retraction, Redemption or Purchase Transaction for Non-U.S. Holders~~

~~If the exchangeable shares are treated as shares of Gran Tierra common stock for U.S. federal income tax purposes, a retraction, redemption or purchase transaction should not be a taxable transaction.~~

~~If the exchangeable shares are treated as shares of Exchangeco stock for U.S. federal income tax purposes, gain or loss will be recognized on a retraction, redemption or purchase transaction. A Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain recognized on the exchange of exchangeable shares for shares of Gran Tierra common stock unless (i) the gain is effectively connected with a trade or business conducted by such holder in the United States, or (ii) in the case of a Non-U.S. Holder who is a non resident alien individual, such individual is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met.~~

~~If you are a Non-U.S. Holder with gain described in (i) above, you may be required to pay tax on the net gain derived from the exchange at regular graduated U.S. federal income tax rates, and corporate Non-U.S. Holders with gain described in (i) above may be subject to the branch profits tax at a statutory rate of 30%. If you are an individual Non-U.S. Holder described in (ii) above, you may be required to pay a flat 30% tax on gain derived from the exchange.~~

Information Reporting Requirements and Backup Withholding

Pursuant to tax treaties or certain other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in the recipient's country of residence.

Certain noncorporate holders of exchangeable shares may be subject to backup withholding, currently at a 28% rate, on amounts received pursuant to a retraction, redemption or purchase transaction. Backup withholding generally will not apply, however, to a holder of exchangeable shares who:

- furnishes a correct taxpayer identification number and certifies that he, she or it is not subject to backup withholding on the substitute Internal Revenue Service Form W-9 (or successor form) included in the letter of transmittal to be delivered to the holders of exchangeable shares following a retraction, redemption or purchase transaction;
- provides a certification of foreign status on Internal Revenue Service Form W-8BEN or other appropriate form; or
- is otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules may be eligible for a refund or allowed as a credit against a holder's U.S. federal income tax liability, provided the holder furnishes the required information to the Internal Revenue Service.

EACH HOLDER OF EXCHANGEABLE SHARES IS ENCOURAGED TO CONSULT ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES OF A RETRACTION, REDEMPTION OR PURCHASE TRANSACTION, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR NON-U.S. TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

Revisions for SEC Review 10.14.2008

Revised Version "Opinion" Disclosure

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE RETRACTION, REDEMPTION OR PURCHASE OF EXCHANGEABLE SHARES

The following discussion in this section entitled Material U.S. Federal Income Tax Consequences of the Retraction, Redemption or Purchase of Exchangeable Shares" is the opinion of Cooley Godward Kronish LLP, U.S. counsel to Gran Tierra, with respect to the material U.S. federal income tax consequences to U.S. Holders of exchangeable shares who exchange their exchangeable shares for shares of Gran Tierra common stock in a retraction (a voluntary exchange initiated by a holder of exchangeable shares), redemption (an exchange initiated by Exchangeco to redeem the exchangeable shares) or purchase (a purchase of exchangeable shares by Exchangeco for cancellation) pursuant to the terms set forth in the Provisions Attaching to the Exchangeable Shares (Schedule A in the Plan of Arrangement).

There is no direct authority addressing the proper characterization of the exchangeable shares and their ancillary rights for U.S. federal income tax purposes. Accordingly, because U.S. federal tax law does not address the proper characterization of the exchangeable shares, Cooley Godward Kronish LLP is providing its opinion of the material U.S. federal income tax consequences of a retraction, redemption or purchase transaction if such transactions are not taxable events for U.S. federal income tax purposes and if such transactions are taxable events for U.S. federal income tax purposes. U.S. Holders should understand that a redemption, retraction or purchase transaction will either be a taxable event or will not be a taxable event for U.S. federal income tax purposes. Therefore, the conclusion stated in this opinion under the heading "If the Exchangeable Shares are Treated as Shares of Gran Tierra Common Stock" is conditioned upon the transaction not being a taxable event for U.S. federal income tax purposes and the conclusion stated in this opinion under the heading "If the Exchangeable Shares are not Treated as Shares of Gran Tierra Common Stock" is conditioned upon the transaction being a taxable event for U.S. federal income tax purposes. There can be no assurances that the U.S. Internal Revenue Service will not assert and prevail with a position that is adverse or contrary to the position taken by a U.S. Holder.

This discussion does not address any tax consequences arising under the income or other tax laws of any state, local or foreign jurisdiction or any tax treaties. It is based on the Internal Revenue Code of 1986, as amended, or the Code, applicable Treasury Regulations, and administrative and judicial interpretations thereof, each as in effect as of the date hereof, all of which may change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions discussed below and the tax consequences of a retraction, redemption or purchase transaction.

This discussion assumes that holders of exchangeable shares hold their shares as capital assets. Except as expressly indicated below, this discussion does not address the consequences of a retraction, or redemption or purchase transaction to any person that is not a U.S. Holder as defined below. This discussion does not address all tax consequences that may be relevant to particular holders in light of their individual circumstances, or the tax consequences to holders subject to special tax rules, including, without limitation:

- banks, insurance companies and other financial institutions;
- broker-dealers;
- traders;
- tax-exempt organizations;

- persons who are or will be subject to the alternative minimum tax;

- persons who will hold exchangeable shares as a position in a "straddle" or as part of a hedging," "conversion" or other risk reduction transaction;

- persons that have a functional currency other than the U.S. dollar;

- persons who own, or are deemed to own, 10% or more, determined by voting power or value, of the exchangeable shares;

- persons who acquire their exchangeable shares in exchange for Solano common shares that were acquired through share option or share purchase programs or other compensation arrangements; and

- any person that will hold its exchangeable shares through a partnership or other pass-through entity.

No ruling has been or will be sought from the Internal Revenue Service as to the tax consequences of a retraction, redemption or purchase transaction, and the following discussion is not binding on the Internal Revenue Service or the courts. As noted above, there is no definitive guidance under current U.S. tax law regarding the proper characterization of the exchangeable shares and their ancillary rights for U.S. federal income tax purposes. As a result, the Internal Revenue Service could adopt a position that is adverse to a U.S. Holder of exchangeable shares and any adverse position could be sustained by a court.

We urge each person who will become a holder of exchangeable shares to consult his or her own tax advisor regarding the U.S. federal income and other tax consequences of a retraction, redemption or purchase transaction to such holder as the tax consequences of a retraction, redemption or purchase may be adverse.

For purposes of this discussion, a "U.S. Holder" means a person who will become a holder of exchangeable shares that is:

- a citizen or resident of the United States;

- a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any State or the District of Columbia;

- an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

- a trust if it has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or if a U.S. court can exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of its substantial decisions.

A "Non-U.S. Holder" is a holder other than a U.S. Holder.

If a partnership or other pass-through entity holds exchangeable shares, the tax treatment of a member of the partnership or other pass-through entity will depend upon the status of the member and the activities of the partnership or other entity. Partnerships and other pass-through entities holding exchangeable shares and their owners, should consult their tax advisors regarding the tax consequences of a retraction, redemption or purchase transaction to them.

Consequences of a Retraction, Redemption or Purchase Transaction

The U.S. federal income tax consequences of a retraction, redemption or purchase transaction to U.S. Holders will depend on whether the exchangeable shares together with their ancillary rights are treated as shares of Exchangeco stock or shares of Gran Tierra common stock for U.S. federal income tax purposes. The exchangeable shares and their ancillary rights will be substantially equivalent to shares of Gran Tierra common stock because the exchangeable shares will (i) have economic rights (e.g., the right to dividends and liquidating distributions) and legal rights (e.g., voting rights) that are substantially similar to the economic and legal rights of shares of Gran Tierra common stock, and (ii) be allowed to convert, or forced to convert under certain circumstances (e.g., the liquidation of Exchangeco or the passage of five years from the closing of the arrangement) into shares of Gran Tierra common stock at a price that will result in a holder receiving the same number of shares of Gran Tierra common stock (adjusted for stock splits and stock dividends) that the holder would have received at the time the arrangement was closed had the holder exchanged Solano Shares for shares of Gran Tierra common stock in accordance with terms of the arrangement agreement.

There is no direct authority addressing the proper characterization of financial instruments with characteristics similar to the exchangeable shares and their ancillary rights for U.S. federal income tax purposes. As a consequence, it is not possible under existing U.S. tax law to definitively determine whether the exchangeable shares will be treated as shares of Exchangeco stock (in which case a retraction, redemption or purchase transaction should be a taxable event) or shares of Gran Tierra common stock (in which case a retraction, redemption, or purchase transaction should not be a taxable event) for U.S. federal income tax purposes. Accordingly, Cooley Godward Kronish LLP is only able to provide its opinion as to the material U.S. tax consequences that would be applicable under both alternatives notwithstanding the only one alternative will apply.

If the Exchangeable Shares are Treated as Shares of Gran Tierra Common Stock

If the exchangeable shares and their ancillary rights are treated as shares of Gran Tierra common stock for U.S. federal income tax purposes, a retraction, redemption or purchase transaction (in which exchangeable shares are exchanged for shares of Gran Tierra common stock) should not be a taxable event and no gain or loss should be recognized for U.S. federal income tax purposes for U.S. Holders and for Non-U.S. Holders.

If the Exchangeable Shares are not Treated as Shares of Gran Tierra Common Stock

For U.S. Holders, if the exchangeable shares and their ancillary rights are *not* treated as shares of Gran Tierra common stock for U.S. federal income tax purposes, then subject to the discussion below in the section entitled "Passive Foreign Investment Companies", a retraction, redemption or purchase transaction will, subject to the limitations discussed below, have the following tax consequences:

- The U.S. Holder will recognize capital gain or loss equal to the difference between (i) the fair market value of the shares of Gran Tierra common stock received and (ii) the holder's adjusted tax basis in the exchangeable shares surrendered;

- The aggregate tax basis in the shares of Gran Tierra common stock received by the U.S. Holder will generally equal the fair market value of such shares; and

- The holding period in the shares of Gran Tierra common stock received by the U.S. Holder will begin the day after the retraction, redemption or purchase transaction.

Gain or loss recognized will be long-term capital gain or loss if the holder's holding period for the exchangeable shares surrendered exceeds one year on the day of the retraction, redemption or purchase transaction. The recognition and the deductibility of capital losses are subject to limitations. U.S. Holders

who acquired multiple blocks of exchangeable shares at different prices or different times should consult their tax advisors concerning the allocation of basis and holding period among such shares.

For Non-U.S. Holders, if the exchangeable shares are treated as shares of Exchangeco stock for U.S. federal income tax purposes, gain or loss will be recognized on a retraction, redemption or purchase transaction. A Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain recognized on the exchange of exchangeable shares for shares of Gran Tierra common stock unless (i) the gain is effectively connected with a trade or business conducted by such holder in the United States, or (ii) in the case of a Non-U.S. Holder who is a non resident alien individual, such individual is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met.

If you are a Non-U.S. Holder with gain described in (i) above, you may be required to pay tax on the net gain derived from the exchange at regular graduated U.S. federal income tax rates, and corporate Non-U.S. Holders with gain described in (i) above may be subject to the branch profits tax at a statutory rate of 30%. If you are an individual Non-U.S. Holder described in (ii) above, you may be required to pay a flat 30% tax on gain derived from the exchange.

U.S. Holders of exchangeable shares should consider that the U.S. Internal Revenue Service may assert and prevail with a position that is adverse to the position taken by a U.S. Holder. Although an opinion of counsel is provided regarding the material U.S. federal income tax consequences of a retraction, redemption or purchase transaction if such transactions are either taxable or non-taxable transactions, it may be prudent for U.S. Holders that would be subject to U.S. federal income tax on gain inherent in their exchangeable shares to assume that a retraction, redemption or purchase transaction will be a taxable event. Conversely, U.S. Holders that would recognize a loss for U.S. federal income tax purposes if a redemption, retraction or purchase transaction is a taxable event should consider that their disposition of exchangeable shares may not be a taxable event and no losses will be recognized.

Passive Foreign Investment Companies

In general, if exchangeable shares held by a U.S. Holder are treated as shares of Exchangeco stock and as shares of a "passive foreign investment company", gain recognized on the retraction, redemption or purchase of exchangeable shares will be taxed under the passive foreign investment company "excess distribution regime," unless the U.S. Holder made a timely "qualified electing fund" election or "mark-to-market" election. Under the excess distribution regime, federal income tax on gain recognized would be calculated by allocating the gain ratably to each day in the U.S. Holder's holding period. Gain allocated to years preceding the first year in which Exchangeco was a passive foreign investment company in the U.S. Holder's holding period and gain allocated to the year in which the retraction, redemption or purchase of the shares occurred, would be treated as gain arising in the such year and taxed as ordinary income. Gain allocated to all other years would be taxed at the highest ordinary income tax rate in effect for each of those years. Interest would be calculated and added to the tax due as if the tax was due and payable with the tax returns filed by the U.S. Holder for those years.

Exchangeco will be classified as a passive foreign investment company for any taxable year in which either: (a) 75 percent or more of its gross income was passive income; or (b) 50 percent or more of the value of its average assets consisted of assets that produced, or were held for the production of, passive income (passive assets for this purpose includes cash and cash equivalents held as working capital). Subject to certain limited exceptions, exchangeable shares held by a U.S. Holder at any time during a taxable year in which Exchangeco is a passive foreign investment company will be treated as shares of a passive foreign investment company in the hands of the holder for all subsequent years even though Exchangeco does not meet the gross income or passive asset thresholds necessary to be classified as a passive foreign investment company in a subsequent year. Based on current estimates of Exchangeco's gross income and gross assets and the nature of its business, Exchangeco believes it will not be classified as a passive foreign investment company in the current year. The status of Exchangeco in future years however, will depend on its income, assets and activities in those years.

The passive foreign investment company rules are extremely complex and could, if they apply, have significant adverse effects on the taxation of gains recognized by a U.S. Holder. Accordingly, U.S. Holders are strongly urged to consult their tax advisors to determine the potential application of the passive foreign investment company rules to their particular circumstances and any elections available for alternative treatment under such rules.

Information Reporting Requirements and Backup Withholding

Pursuant to tax treaties or certain other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in the recipient's country of residence.

Certain noncorporate holders of exchangeable shares may be subject to backup withholding, currently at a 28% rate, on amounts received pursuant to a retraction, redemption or purchase transaction. Backup withholding generally will not apply, however, to a holder of exchangeable shares who:

- furnishes a correct taxpayer identification number and certifies that he, she or it is not subject to backup withholding on the substitute Internal Revenue Service Form W-9 (or successor form) included in the letter of transmittal to be delivered to the holders of exchangeable shares following a retraction, redemption or purchase transaction;
- provides a certification of foreign status on Internal Revenue Service Form W-8BEN or other appropriate form; or
- is otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules may be eligible for a refund or allowed as a credit against a holder's U.S. federal income tax liability, provided the holder furnishes the required information to the Internal Revenue Service.

EACH HOLDER OF EXCHANGEABLE SHARES IS ENCOURAGED TO CONSULT ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES OF A RETRACTION, REDEMPTION OR PURCHASE TRANSACTION, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR NON-U.S. TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

Exhibit 8.1

Mark M. Hrenya
T: (720) 566-4217
F: (720) 566-4099
mhrenya@cooley.com

Please note, there are no changes to this opinion other than updating the date

October 15, 2008

Gran Tierra Energy Inc.
300, 611-10th Avenue S.W.
Calgary, Alberta T2R 0B2
Canada

Ladies and Gentlemen:

This opinion is being delivered to you in connection with the filing of the Form S-3 Registration Statement (the "Registration Statement") pursuant to the Arrangement Agreement dated July 28, 2008 (the "Arrangement Agreement"), by and among Gran Tierra Energy Inc., a Nevada corporation ("Parent"), Gran Tierra Exchangeco Inc., an Alberta corporation and wholly owned indirect subsidiary of Parent ("Subsidiary"), and Solana Resources Limited, an Alberta corporation (the "Company"). Pursuant to the Arrangement Agreement, Subsidiary will issue shares of Parent common stock or exchangeable shares together with certain ancillary rights, to Company shareholders in exchange for their Company common shares (the "Arrangement"). Each exchangeable share will be exchangeable for one share of Parent's common stock at any time after issuance at the option of the holders and will be redeemable or purchasable at the option of Subsidiary or the parent of Subsidiary upon the earlier occurrence of certain specified events. Except as otherwise indicated, capitalized terms used but not defined herein shall have the meanings set forth in the Arrangement Agreement. All section references, unless otherwise indicated, are to the Internal Revenue Code of 1986, as amended (the "Code").

We have acted as counsel to Parent in connection with the Arrangement. As such, and for the purpose of rendering this opinion, we have examined, and are relying upon (without any independent investigation or review thereof) the truth and accuracy, at all relevant times, of the statements, covenants, representations and warranties contained in the following documents (including all exhibits and schedules attached thereto):

(a) the Arrangement Agreement;

(b) the Registration Statement; and

(c) such other instruments and documents related to the formation, organization and operation of Parent, Subsidiary and the Company and to the consummation of the Arrangement and the other transactions contemplated by the Arrangement Agreement as we have deemed necessary or appropriate.

In connection with rendering this opinion, we have assumed (without any independent investigation or review thereof) that:

(a) Original documents submitted to us (including signatures thereto) are authentic, documents submitted to us as copies conform to the original documents, and that all such documents have been (or will be by the closing) duly and validly executed and delivered where due execution and delivery are a prerequisite to the effectiveness thereof;

(b) All representations, warranties and statements made or agreed to by Parent, Subsidiary and the Company, their managements, employees, officers, directors and stockholders in connection with the Arrangement, including, but not limited to, those set forth in the Arrangement Agreement (including the exhibits thereto) are true and accurate at all relevant times;

(c) All covenants contained in the Arrangement Agreement (including exhibits thereto) will be performed without waiver or breach of any material provision thereof;

(d) The Arrangement will be consummated in accordance with the Arrangement Agreement without any waiver or breach of any material provision thereof, and the Exchanges will be effective under applicable law; and

(e) Any representation or statement made "to the knowledge of" or similarly qualified is correct without such qualification.

We hereby confirm, based on the assumptions and subject to the qualifications and limitations set forth therein, that the statements contained in the section of the Registration Statement captioned "*Material U.S. Federal Income Tax Consequences of the Retraction, Redemption or Purchase of Exchangeable Shares*" which refers to Cooley Godward Kronish LLP, to the extent that such statements constitute statements of law or legal conclusions, reflect our opinion, as of the date hereof, with respect to the matters set forth therein. No opinion is expressed on matters other than those specifically referred to herein.

Because this opinion is being delivered prior to the effective time of the Arrangement,, it must be considered prospective and dependent on future events. There can be no assurance that changes in the law will not take place that could affect the U.S. federal income tax consequences of the exchange of exchangeable shares for Parent common stock or that contrary positions may not be taken by the Internal Revenue Service. This opinion only represents our best judgment as to the federal income tax consequences of the of the exchange of exchangeable shares for Parent common stock and is not binding on the Internal Revenue Service or any court of law, tribunal, administrative agency or other governmental body. The conclusions are based on the Code, existing judicial decisions, administrative regulations and published rulings. No assurance can be given that future legislative, judicial or administrative changes or interpretations would not adversely affect the accuracy of the conclusions stated herein. Nevertheless, by rendering this opinion, we undertake no responsibility to advise you of any new developments in the application or interpretation of the federal income tax laws.

We consent to the reference to our firm under the caption " *Material U.S. Federal Income Tax Consequences of the Retraction, Redemption or Purchase of Exchangeable Shares*" in the Registration Statement and to the reproduction and filing of this opinion as an exhibit to the Registration Statement.

Sincerely,

Cooley Godward Kronish LLP

Mark M. Hrenya

306571 v1/CO